May 18, 2012
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
 Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

 Issue of Unsecured Straight Corporate Bonds

We hereby announce on the date set forth herein the outline regarding the decision to issue the third unsecured straight corporate bond and the fourth unsecured straight corporate bond according to the registration of domestic corporate bond issue (scheduled amount of issue: JPY 25 billion, expiration date: February 28, 2014).
The funds procured from this issuance will be applied to repay short-term loans.

1.	Bond Name	Third Advantest Corporation Unsecured Straight Corporate Bond with inter-bond pari passu clause	Fourth Advantest Corporation Unsecured Straight Corporate Bond with inter-bond pari passu clause
2.	Total amount of issue	JPY 10 billion	JPY 15 billion
3.	Denomination per bond	JPY 100 million	JPY 100 million
4.	Coupon rate	0.416% per annum	0.606% per annum
5.	Issue price	100% of the principal amount	100% of the principal amount
6.	Redemption price	100% of the principal amount	100% of the principal amount
7.	Closing date	May 25, 2012	May 25, 2012
8.	Maturity date	May 25, 2015 (Three year bond)	May 25, 2017 (Five year bond)
9.	Collateral	No collateral or guarantee is pledged and no assets are specifically reserved to secure these bonds.
10.	Coupon payment dates	May 25 and November 25 of each year	May 25 and November 25 of each year
11.	Method of offering	Offering to the general public	Offering to the general public
12.	Underwriters	Nomura Securities Co., Ltd. Mizuho Investors Securities Co., Ltd. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. JPMorgan Securities Japan Co., Ltd. Deutsche Securities Inc.	Mizuho Investors Securities Co., Ltd. Nomura Securities Co., Ltd. Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. JPMorgan Securities Japan Co., Ltd. Deutsche Securities Inc.
13.	Trustee	Mizuho Corporate Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
14.	Rating	A (Rating and Investment Information Inc.)	A (Rating and Investment Information Inc.)